

June 25, 2013

Via Facsimile
Mr. Lee K. Boothby
President and Chief Executive Officer
Newfield Exploration Company
4 Waterway Square Place, Suite 100
The Woodlands, Texas 77380

> **Re:** **Newfield Exploration Company**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2012**
> **Filed February 26, 2013**
> **File No. 001-12534**

Dear Mr. Boothby:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2012

Reserves, page 8

Proved reserves, page 11

1.   In part, our prior comment five asked that you "tell us the figures for your initial estimated PUD conversion expenditures and your historical PUD conversion expenditures for each of the years 2008-2010." Your response states "Newfield's reserve management system is separate from its financial record keeping system. Financial records are specific to investment expenditure type, and are not tracked or reconciled to the reserve report. Drilling, recompletion and well-related investment expenditures are differentiated between investments associated with proved and non-proved reserve type. Further, development investment in our financial record system includes investment

expenditures associated with all proved reserves, i.e., proved developed, proved developed non-producing and proved undeveloped, and is not unique to a particular reserve category. (See Note (1) in chart below)." The referenced chart does not seem to distinguish between historical PUD conversion capital and historical development capital. For example, you disclosed that you spent $1 billion to develop 327 BCFE of PUD reserves in 2011 (page 10, 2011 Form 10-K), but the chart in your response presents $776 million as "Actual Investment Spent" for 2011. Please explain to us the source of the capital cost figures for conversion of PUD reserves to developed status that you disclosed to comply with Item 1203(c) of Regulation S-K.

2.   We note that domestic natural gas proved undeveloped reserves totaled 713 Bcf at December 31, 2012 representing approximately 47.2% of your total proved undeveloped reserves. We also note the disclosure on page 53 of your filing stating that "substantially all of the 2013 budget is allocated to oil or liquids-rich projects." In addition, the disclosure per page 47 of your filing indicates that you are allowing your natural gas production to decline. Please tell us about the development plans for your natural gas proved undeveloped reserves.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sandy Eisen at 202-551-3864 if you have questions regarding comments on the financial statements and related matters. You may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 with questions about engineering comments. Please contact me at (202) 551-3311 with any other questions.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief